Catapult Advisors LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	1,156,370
Securities owned, non-marketable		16,601
Accounts receivable		188
Prepaid expenses and other assets		36,885
Furniture and equipment, net of $4,756 accumulated depreciation		-
Total Assets	$	1,210,044

Liabilities and Members' Equity		
Accounts payable	$	5,874
Accrued Compensation		279,863
Accrued rent		7,099
Total Liabilities		292,836
Members' Equity		
Class A, 715 units		242,758
Class B, 4,800 units		674,450
Total Members' Equity		917,208
Total Liabilities and Members' Equity	$	1,210,044

See accompanying notes.

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